06044402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the six months ended June 30, 2006.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT JUNE 30, 2006 AND 2005

(Thousands of Pesos)

CONSOLIDATED

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	1,114,172,005	100	1,018,538,634	100
2	**CURRENT ASSETS**	334,396,198	30	274,392,629	27
3	CASH AND SHORT-TERM INVESTMENTS	97,800,111	9	123,422,995	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	75,327,913	7	48,911,896	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	95,106,743	9	56,693,317	6
6	INVENTORIES	61,710,875	6	45,364,421	4
7	OTHER CURRENT ASSETS	4,450,556	0	0	0
8	**LONG - TERM**	30,227,316	3	27,509,536	3
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	3,534,890	0	3,395,238	0
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	26,532,659	2	18,666,580	2
11	OTHER INVESTMENTS	159,767	0	5,447,718	1
12	**PROPERTY, PLANT AND EQUIPMENT**	664,219,906	60	631,843,646	62
13	PROPERTY	439,179,967	39	377,333,823	37
14	MACHINERY AND INDUSTRIAL EQUIPMENT	720,081,119	65	686,152,697	67
15	OTHER EQUIPMENT	45,283,600	4	39,675,124	4
16	ACCUMULATED DEPRECIATION	617,196,707	55	559,613,455	55
17	CONSTRUCTION IN PROCESS	76,871,927	7	88,295,457	9
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	8,215,601	1	5,289,786	1
19	**OTHER ASSETS**	77,112,984	7	79,503,037	8
20	**TOTAL LIABILITIES**	1,124,383,004	100	992,043,150	100
21	**CURRENT LIABILITIES**	143,003,781	13	141,290,425	14
22	SUPPLIERS	27,996,574	2	23,127,366	2
23	BANK LOANS	57,354,155	5	24,090,709	2
24	STOCK MARKET LOANS	5,734,634	1	13,180,081	1
25	TAXES TO BE PAID	17,343,927	2	61,788,735	6
26	OTHER CURRENT LIABILITIES	34,574,491	3	19,103,534	2
27	**LONG - TERM LIABILITIES**	548,749,931	49	484,027,692	49
28	BANK LOANS	170,308,104	15	165,478,667	17
29	STOCK MARKET LOANS	378,441,827	34	318,549,025	32
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	6,932,536	1	10,725,010	1
32	**OTHER LONG-TERM LIABILITIES**	425,696,756	38	356,000,023	36
33	**CONSOLIDATED EQUITY**	(10,210,999)	100	26,495,484	100
34	**MINORITY PARTICIPATION**	0	0	0	0
35	**MAJORITARY CONSOLIDATED EQUITY**	(10,210,999)	100	26,495,484	100
36	**CONTRIBUTED EQUITY**	293,247,595	(2,872)	250,004,892	944
79	PAID-IN CAPITAL STOCK (NOMINAL)	293,247,595	(2,872)	250,004,892	944
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	(303,458,594)	2,972	(223,509,408)	(844)
42	RETAINED EARNINGS AND CAPITAL RESERVE	(303,458,594)	2,972	(223,509,408)	(844)
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
80	REPURCHASE FUND OF SHARES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**97,800,111**	**100**	**123,422,995**	**100**
46	CASH	42,953,160	44	27,366,819	22
47	SHORT-TERM INVESTMENTS	54,846,951	56	96,056,176	78
7	**OTHER CURRENT ASSETS**	**4,450,556**	**100**	**0**	**0**
81	DERIVATIVE FINANCIAL INSTRUMENTS	4,450,556	100	0	0
82	DISCONTINUED OPERATIONS	0	0	0	0
83	OTHERS	0	0	0	0
18	**INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**8,215,601**	**100**	**5,289,786**	**100**
48	**AMORTIZED OR REDEEMED EXPENSES**	**0**	**0**	**0**	**0**
49	GOODWILL	0	0	0	0
51	OTHERS	8,251,601	100	**5,289,786**	100
19	**OTHER ASSETS**	**77,112,984**	**100**	**79,503,037**	**100**
84	INTANGIBLE ASSETS DUE TO LABOR LIABILITIES	77,112,984	100	79,503,037	100
85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
86	DISCONTINUED OPERATIONS	0	0	0	0
87	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**143,003,781**	**100**	**141,290,425**	**100**
52	FOREIGN CURRENCY LIABILITIES	61,050,107	43	27,524,703	19
53	MEXICAN PESOS LIABILITIES	81,953,674	57	113,765,722	81
26	**OTHER CURRENT LIABILITIES**	**34,574,491**	**100**	**19,103,534**	**100**
88	DERIVATIVE FINANCIAL INSTRUMENTS	10,320,517	30	0	0
89	PAYABLE INTERESTS	0	0	0	0
68	PROVISIONS	0	0	0	0
90	DISCONTINUED OPERATIONS	0	0	0	0
58	OTHER CURRENT LIABILITIES	24,253,974	70	19,103,534	100
27	**LONG - TERM LIABILITIES**	**548,749,931**	**100**	**484,027,692**	**100**
59	FOREIGN CURRENCY LIABILITIES	434,023,124	79	388,266,090	80
60	MEXICAN PESOS LIABILITIES	114,726,807	21	95,761,602	20
31	**DEFERRED LOANS**	**6,932,536**	**100**	**10,725,010**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
67	OTHERS	6,932,536	100	10,725,010	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
32	**OTHER LONG-TERM LIABILITIES**	**425,696,756**	**100**	**356,000,023**	**100**
66	DEFERRED TAXES	0	0	0	0
91	LABOR LIABILITIES	401,976,389	94	356,000,023	100
92	DISCONTINUED OPERATIONS	0	0	0	0
69	OTHERS LIABILITIES	23,720,367	6	0	0
79	**PAID-IN CAPITAL STOCK**	**293,247,595**	**100**	**250,004,892**	**100**
37	NOMINAL	169,849,200	58	125,403,427	50
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	123,398,395	42	124,601,465	50

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
42	**RETAINED EARNINGS AND CAPITAL RESERVE**	**(303,458,594)**	**100**	**(223,509,408)**	**100**
93	LEGAL RESERVE	0	0	0	0
43	REPURCHASE FUND OF SHARES	0	0	0	0
94	OTHER RESERVES	0	0	0	0
95	INCOME FROM PREVIOUS FISCAL YEARS	(322,829,000)	106	(230,784,842)	103
45	INCOME FOR THE YEAR	19,370,406	(6)	7,275,434	(3)
44	OTHER ACCRUED COMPREHENSIVE EARNINGS	0	0	0	0
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0
96	ACCUMULATED EFFECT DUE TO CONVERSION	0	0	0	0
97	DERIVATIVE FINANCIAL INSTRUMENTS ASSESSMENT	0	0	0	0
98	INCOME FROM DEFERRED TAXES	0	0	0	0
99	ADJUSTMENT TO ADDITIONAL LIABILITIES FROM LABOR OBLIGATIONS	0	0	0	0
100	OTHERS	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

INFORMATIVE DATA

(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	191,392,417	133,102,204
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYEES (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0
101	RESTRICTED CASH (1)	0	0
102	LIABILITY WITH COST FROM NON-CONSOLIDATED ASSOCIATES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO JUNE 30, 2006 AND 2005

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**522,769,999**	**100**	**430,635,277**	**100**
2	COST OF SALES	183,342,673	35	143,676,868	33
3	**GROSS INCOME**	**339,427,326**	**65**	**286,958,409**	**67**
4	OPERATING EXPENSES	34,199,827	7	32,042,897	7
5	**OPERATING INCOME**	**305,227,499**	**58**	**254,915,512**	**59**
6	TOTAL FINANCING COST	26,032,025	5	(5,491,057)	(1)
7	**INCOME AFTER FINANCING COST**	**279,195,474**	**53**	**260,406,569**	**60**
8	OTHER FINANCIAL OPERATIONS	(27,851,021)	(5)	(6,882,132)	(2)
44	SPECIAL ENTRIES	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**307,046,495**	**59**	**267,288,701**	**62**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	287,676,089	55	264,586,978	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**19,370,406**	**4**	**2,701,723**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	19,370,406	4	2,701,723	1
14	INCOME OF DISCONTINUOUS OPERATIONS (NET)	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	19,370,406	4	2,701,723	1
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES (NET)	0	0	(4,573,711)	(1)
18	NET CONSOLIDATED INCOME	19,370,406	4	7,275,434	2
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	19,370,406	4	7,275,434	2

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRLÓEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO JUNE 30, 2006 AND 2005

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**522,769,999**	**100**	**430,635,277**	**100**
21	DOMESTIC	262,648,818	50	240,592,292	56
22	FOREIGN	260,121,181	50	190,042,985	44
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**26,032,025**	**100**	**(5,491,057)**	**100**
24	INTEREST PAID	23,041,269	89	26,988,420	(491)
42	LOSS (INCOME) FROM UDIS RESTATEMENTS	0	0	0	0
45	OTHER FINANCIAL EXPENSES	0	0	0	0
26	INTEREST EARNED	9,509,728	37	12,989,854	(237)
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	EXCHANGE LOSSES (INCOME) (NET)	15,101,206	58	(16,616,479)	303
28	GAIN DUE TO MONETARY POSITION	(2,600,722)	(10)	(2,873,144)	52
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**287,676,089**	**100**	**264,586,978**	**100**
32	INCOME TAX	**287,676,089**	**100**	**264,586,978**	**100**
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL SALES	522,769,998	430,635,277
37	NET INCOME OF THE YEAR	19,370,406	2,701,724
38	NET SALES (**)	1,027,197,291	840,092,447
39	OPERATION INCOME (**)	525,995,659	488,867,594
40	NET INCOME OF MAJORITY INTEREST (**)	(76,781,538)	14,410,106
41	NET CONSOLIDATED INCOME (**)	(76,781,538)	14,410,106
47	DEPRECIATION AND OPERATIONAL AMORTIZATION	29,216,653	24,392,857

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

QUARTERLY CONSOLIDATED INCOME STATEMENT

FROM JANUARY 1 TO JUNE 30, 2006 AND 2005

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**281,854,230**	**100**	**228,317,871**	**100**
2	COST OF SALES	107,357,284	38	81,178,031	36
3	**GROSS INCOME**	**174,496,946**	**62**	**147,139,840**	**64**
4	OPERATING EXPENSES	16,426,875	6	16,275,698	7
5	**OPERATING INCOME**	**158,070,071**	**56**	**130,864,142**	**57**
6	TOTAL FINANCING COST	37,386,382	13	(4,657,680)	(2)
7	**INCOME AFTER FINANCING COST**	**120,683,689**	**43**	**135,521,822**	**59**
8	OTHER FINANCIAL OPERATIONS	(21,460,106)	(8)	(7,234,044)	(3)
44	SPECIAL ENTRIES	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**142,143,795**	**50**	**142,755,866**	**63**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	145,492,686	52	140,791,213	62
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(3,348,891)**	**(1)**	**1,964,653**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**(3,348,891)**	**(1)**	**1,964,653**	**1**
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(3,348,891)**	**(1)**	**1,964,653**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	(2,768)	0
18	**NET CONSOLIDATED INCOME**	**(3,348,891)**	**(1)**	**1,967,421**	**1**
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	**NET INCOME OF MAJORITY INTEREST**	**(3,348,891)**	**(1)**	**1,967,421**	**1**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO JUNE 30, 2006 AND 2005

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**281,854,230**	**100**	**228,317,871**	**100**
21	DOMESTIC	136,366,645	48	123,270,705	54
22	FOREIGN	145,487,585	52	105,047,166	46
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**37,386,382**	**100**	**(4,657,680)**	**100**
24	INTEREST PAID	42,857,184	115	18,635,105	(400)
42	LOSS (INCOME) IN UDI'S UPGRADE	0	0	0	0
45	OTHER FINANCIAL EXPENSES	0	0	0	0
26	INTEREST EARNED	21,833,874	58	8,952,162	(192)
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	EXCHANGE LOSSES (INCOME) (NET)	10,811,819	29	(13,545,485)	291
28	GAIN DUE TO MONETARY POSITION	5,551,253	15	(795,138)	17
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**145,492,686**	**100**	**140,791,213**	**100**
32	INCOME TAX	145,492,686	100	140,791,213	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO JUNE 30, 2006 AND 2005

(Thousands of Pesos)

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
47	OPERATING DEPRECIATION AND AMORTIZATION	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO JUNE 30, 2006 AND 2005

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**19,370,406**	**7,275,434**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	64,209,802	53,890,522
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**83,580,208**	**61,165,956**
4	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	(129,083,290)	22,873,909
5	**CASH GENERATED (USED) FROM OPERATING ACTIVITIES**	**(45,503,082)**	**84,039,865**
6	CASH FLOW FROM EXTERNAL FINANCING	70,619,015	4,814,046
7	CASH FLOW FROM INTERNAL FINANCING	(2,535,166)	(15,454,909)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**68,083,849**	**(10,640,863)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(46,400,955)**	**(38,252,936)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(23,820,188)	35,146,066
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	121,620,299	88,276,929
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	97,800,111	123,422,995

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**64,209,802**	**53,890,522**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	29,642,019	24,829,689
41	OTHER ITEMS	34,567,783	29,060,833
4	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(129,083,290)**	**22,873,909**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(51,779,961)	29,753,000
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(10,796,292)	(8,166,010)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(8,294,400)	4,206,241
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(3,167,356)	(4,553,822)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(55,045,281)	1,634,500
6	**CASH FLOW FROM EXTERNAL FINANCING**	**70,619,015**	**4,814,046**
23	BANK FINANCING	37,094,208	18,365,695
24	STOCK MARKET FINANCING	30,599,915	131,368,435
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	24,736,070	(26,659,808)
27	(-) BANK FINANCING AMORTIZATION	(19,780,164)	(35,826,309)
28	(-) STOCK MARKET AMORTIZATION	(2,031,014)	(47,250,861)
29	(-) OTHER FINANCING AMORTIZATION	0	(35,183,106)
42	OTHER ITEMS	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,535,166)**	**(15,454,909)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(15,283,052)	(10,727,729)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	8,400,460	(4,727,180)
43	OTHER ITEMS	4,347,426	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(46,400,955)**	**(38,252,936)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(46,400,955)	(38,252,936)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

RATIOS

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
	YIELD				
1	NET INCOME TO NET SALES	3.70	%	1.68	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	751.94	%	54.38	%
3	NET INCOME TO TOTAL ASSETS (**)	(6.89)	%	1.41	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(20.04)	%	(40.74)	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	13.42	%	39.49	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.92	times	0.82	times
7	NET SALES TO FIXED ASSETS (**)	1.54	times	1.32	times
8	INVENTORIES ROTATION (**)	7.70	times	7.94	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	22.55	days	17.77	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.05	%	2.98	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	100.91	%	97.39	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	(110.11)	times	37.44	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	44.03	%	41.91	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	82.61	%	76.60	%
15	OPERATING INCOME TO INTEREST PAID	13.24	times	9.44	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.91	times	0.84	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.33	times	1.94	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.90	times	1.62	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.29	times	0.27	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	68.38	%	87.35	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.98	%	14.20	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(24.69)	%	5.31	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.97)	times	3.11	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	103.72	%	(45.24)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(3.72)	%	145.24	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

MEXICAN STOCK EXCHANGE

PETRÓLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$0.00	$0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYNG VALUE PER SHARE	$0.00	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$0.00
10	DIVIDEND IN SHARES PER SHARE	0 shares	0 shares
11	MARKET PRICE TO CARRYING VALUE	0 times	0 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0 times	0 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0 times	0 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006
PETRÓLEOS MEXICANOS
CONSOLIDATED

PEMEX unaudited financial results report as of June 30, 2006

PEMEX, Mexico's oil and gas company and the ninth largest integrated oil company in the world, headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of June 30, 2006.

* Total sales increased 23%, as compared to the second quarter of 2005, reaching Ps. 281.6 billion (US$25.0 billion)
* Income before taxes and duties increased 10%, as compared to the second quarter of 2005, to Ps. 157.0 billion (US$13.9 billion)
* Net income was Ps. 11.6 billion (US$1.0 billion)

* Total liquid hydrocarbons production totaled 3,778 Mbd, 3% less than the production in the second quarter of 2005:
* Crude oil production decreased 96 Mbd, or 3%, to 3,329 Mbd
* Natural gas liquids production decreased by 1% to 449 Mbd
* Natural gas production rose 9% to 5,281 million cubic feet per day (MMcfd):
* Gas flaring represented 4.3% of total natural gas production
* Crude oil exports averaged 1,813 Mbd, 0.4% higher than the volume registered during the second quarter of 2005

Operating items

Exploration and production

During the second quarter of 2006 crude oil production averaged 3,329 Mbd, 3% below than the 3,425 Mbd average for the second quarter of 2005. Despite the 6% decrease in heavy crude oil production, light and extra-light crude oil production increased 3% and 25%, respectively.

The production increase of light and extra-light crude oil production was due to the progress in the completion and workover of wells as well as to the installation of infrastructure in the assets of Litoral de Tabasco and Abkatún-Pol-Chuc.

The decrease in heavy crude oil production was due mainly to planned-shut-in's of wells in Cantarell as a result of the increasing gas-oil contact.

In the second quarter of 2006, natural gas production increased 9% as compared to the second quarter of 2005. Non-associated gas production increased 19%, while associated gas production increased 2%.

The increase in non-associated natural gas production was mainly due to the addition of new development wells and to infrastructure works at the Burgos and Veracruz basins. In March 2006 the production of the Lankahuasa and Arquimia fields was included. The growth in associated natural gas production was a result of the increase in lighter crude oils production.

In the second quarter of 2006, gas flaring represented 4.3% of total natural gas production. The increase with respect to the second quarter of 2005 was due to maintenance works during June in Akal-J, at Cantarell.

During the second quarter of 2006, the number of wells drilled decreased by 44 as compared to the second quarter of 2005. Exploration wells drilled decreased by 3 due to a reduction in activities at the Veracruz and Campeche Oriente projects. Development wells drilled decreased by 41, as a result of reduced activity at the Poza Rica, Veracruz, Cinco Presidentes, Bellota-Jujo, Macuspana and Cantarell assets, as well as to an increase in drilling and completion times at the Samaria-Luna and Litoral de Tabasco assets.

During the second quarter of 2006, the area covered by new 2D seismic studies decreased by 78% as compared to the same quarter of 2005. This reduction was mainly due to decreased activity at the Burgos and Simojovel projects. The area covered by new 3D seismic studies decreased 86%. This reduction was mainly due to decreased activity at the Burgos, Área Perdido, Veracruz and Cuichapa projects.

The decrease in 2D and 3D seismic information studies is a result of the transition of the projects to the interpretation and analysis phases.

Gas and basic petrochemicals

During the second quarter of 2006, total on-shore natural gas processing increased by 4%. This variation was attributable to:

* An increase of 165 MMcfd in on-shore wet gas processing due to the rise in non-associated natural gas production from the Burgos and the Veracruz Basins
* A decrease of 10 MMcfd in sour wet gas processing due to lower production of heavy crude oil

As a result of the increase in wet gas processing in the second quarter of 2006, dry gas production averaged 3,386 MMcfd, a 7% increase as compared to the second quarter of 2005, while the natural gas liquids production averaged 449 MMcfd, a 1% decrease during the analogous period.

In March 2006, the cryogenic plant 3 started operations processing 100 MMcfd of sweet wet gas in the Burgos Gas Processing Center (GPC). By the end of April full capacity tests were carried out, as well as tests for the condensates section. These showed performance metrics according to the contract's clauses.

The construction of the cryogenic plant 4 in the Burgos GPC continues on schedule and it is expected to start operating in the third quarter of 2006. The processing capacity of the cryogenic plants 3 and 4 will be 200 MMcfd of sweet wet gas, each one.

Refining

During the second quarter of 2006, total crude oil processing increased by 1% with respect to the second quarter of 2005. The processing of heavy currents decreased 5% reduction, while the processing of light currents increased 5%. The increase in total crude oil processing was mainly due to stable utilization capacity, as compared to the second quarter of 2005.

Nonetheless, total crude oil processing during the first semester of 2006 decreased 2% with respect to the same period in 2005, mainly as a consequence of pipeline maintenance works due to the implementation of the Safety, Health and Environmental Protection Program (SSPA by its Spanish acronym).

In the second quarter of 2006, the primary distillation capacity utilization rate increased to 85% from 84% in the second quarter of 2005.

During the second quarter of 2006, total refined products production increased by 0.3%. Gasoline and diesel productions increased by 3% and 5%, respectively, while fuel oil production decreased by 8%.

The increase in gasoline and diesel production was mainly due to higher processing of crude oil and an increase in the installed capacity utilization. The fuel oil production decrease was a consequence of lower demand from the Federal Electricity Commission (CFE by its Spanish acronym).

The variable refining margin is an estimate of the operating income per barrel of crude oil processed. The operating income is calculated as total revenues minus the cost of:

* Inputs
* Natural gas and fuel oil used to operate the refineries
* Electric power, water and catalysts (auxiliary services)

In the second quarter of 2006, PEMEX's variable refining margin increased by 62%, to US$10.43 per barrel, from US$6.44 per barrel in the second quarter of 2005. This increase is primarily a result of higher production of refined products with greater added value and higher international prices.

As of June 30, 2006, the number of franchised gas stations rose 6% to 7,328, from 6,940 as of June 30, 2005.

Petrochemicals

Total petrochemicals production for the second quarter of 2006 was 2,786 thousand tons (Mt), 3% higher than the total petrochemicals production in the same quarter of 2005. This increase was mainly driven by higher production of vinyl chloride, low density polyethylene and high density polyethylene.

The increase in vinyl chloride production was a result of stable operations and the integration of new equipment, which increased production from 540 to 800 average tons per day, in the Pajaritos vinyl chloride plant.

The increase in low and high density polyethylene in the second quarter of 2006 was due, among several causes, to the operations starting in June, of the Swing plant in the Petrochemical Center Morelos, and to maintenance deferments in the low density polyethylene plant in la Cangrejera. The Swing plant has a production capacity of 300 annual Mt of lineal polyethylene of low and high density, indistinctively.

However, during the second quarter of 2006, the production of methane products decreased as a consequence of lower methanol production resulting from a reduction in the requirements of the Madero refinery. Regarding acrylonitrile production, the halt to production was due to lack of demand caused by higher acrylonitrile prices.

International trade

In the second quarter of 2006, PEMEX's crude oil exports averaged 1,813 Mbd, 0.4% higher than the volume registered during the second quarter of 2005. Approximately 87% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

80% of the total crude oil exports were delivered to the United States, while the remaining 20% were distributed among Europe (10%), the rest of America (9%) and the Far East (1%).

In the second quarter of 2006, the weighted average export price of the Mexican crude oil basket was US$56.44 per barrel, as compared to US$41.51 per barrel in the second quarter of 2005.

Exports of refined products averaged 219 Mbd, 6% higher than in the second quarter of 2005. This was due to higher availability of naphta and condensates. The main refined products exported during the second quarter of 2006 were naphtha, light long residue and fuel oil.

Petrochemicals exports decreased by 13%, or 35 Mt, totaling 227 Mt for the quarter. This was attributable to lower availability of ethylene. The main petrochemical products exported during the first quarter of 2006 were sulphur, low-density polyethylene, and ammonia. Even though sulphur is not considered a petrochemical product, it is considered in this category.

In the second quarter of 2006, natural gas imports averaged 596 MMcfd, 20% higher than the imports registered during the second quarter of 2005. Imports increased due to higher domestic demand as a result of lower prices.

Imports of refined products increased by 13%, from 363 Mbd in the second quarter of 2005 to 412 Mbd. The increase was attributable mainly to higher local demand for gasoline and diesel. The main refined products that were imported were regular and Premium gasoline, diesel and liquefied petroleum gas (LPG).

Petrochemicals imports increased by 41%, or 25 Mt, to 86 Mt, mainly due to higher demand of isobutene, hexane-1 and methanol.

Financial results as of June 30, 2006

Total sales

During the second quarter of 2006, total sales (including the special tax on production and services, or IEPS) increased by 23% in constant pesos to Ps. 281.6 billion (US$25.0 billion), as compared to Ps. 228.5 billion in the second quarter of 2005. The growth was due mainly to higher crude oil prices.

During the second quarter of 2006, domestic sales, including IEPS, increased 10% to Ps. 136.2 billion (US$12.1 billion), from Ps. 123.4 billion. The IEPS was cero. Domestic sales, net of IEPS, increased 14% to Ps. 136.2 billion (US$12.1 billion) from Ps. 119.3 billion. The increase in total domestic sales was attributable to the following:

* Natural gas sales increased 8% to Ps. 19.9 billion (US$1.8 billion) from Ps. 18.4 billion. Natural gas sales volume increased 15% to 3,069 MMcfd from 2,666 MMcfd. During the second quarter of 2006, the average sales price of natural gas was US$6.15 per MMBtu, while in second quarter of 2005, the average price was US$6.57 MMBtu
* Sales of refined products, net of IEPS, grew 16% to Ps. 111.0 billion (US$9.8 billion) from Ps. 95.7 billion. Refined products sales volume decreased 2% to 1,748 Mbd, from 1,785 Mbd. The IEPS generated by these sales was zero compared to Ps. 4.0 billion in the second quarter of 2005. Sales of refined products, including IEPS, increased 11% to Ps. 111.0 billion (US$9.8 billion) from Ps. 99.8 billion
* Petrochemical sales increased 5% to Ps. 5.4 billion (US$0.5 billion) from Ps. 5.2 billion. Petrochemicals sales volume grew 4% to 952 Mt from 917 Mt

During the second quarter of 2006, export sales totaled Ps. 145.4 billion (US$12.9 billion), 38% higher than the Ps. 105.1 billion registered in the second quarter of 2005.

* Crude oil and condensates export sales increased 38% to Ps. 129.4 billion (US$11.5 billion) from Ps. 93.6 billion. Crude oil exports volume rose 0.4% from 1,806 Mbd
* Refined products export sales rose 44% to Ps. 15.0 billion (US$1.3 billion) from Ps. 10.4 billion. Refined products exports volume grew 6% to 219 Mbd from 206 Mbd
* Petrochemical products export sales decreased 15% to Ps. 1.0 billion (US$0.09 billion) from Ps. 1.2 billion. Petrochemical products exports volume decreased 13% to 227 Mt from 262 Mt

Costs and operating expenses

Costs and operating expenses grew 27%, or Ps. 26.2 billion compared to the second quarter of 2005, to Ps. 123.7 billion (US$11.0 billion). This variation was mainly due to:

* An increase of Ps. 2.5 billion in operating expenses, primarily due to provisions for legal procedures
* A favorable effect of Ps 2.6 billion in the variation of inventories
* An increase of Ps. 23.5 billion in imports of products
* An increase of Ps. 2.3 billion in the cost of the reserve for retirement payments
* A favorable effect of Ps. 2.5 billion in manufacturing expenses
* A decrease of Ps. 2.3 billion in exploration and non-successful drilling expenses
* An increase of Ps. 6.7 billion in depreciation and amortization
* A decrease of Ps. 1.5 billion in upkeep and maintenance, due to a decrease in operational maintenance.

In the second quarter of 2006, cost of sales increased 32%, or Ps. 26.0 billion, to Ps. 107.3 billion (US$9.5 billion). The increased was the result of the following:

* A favorable effect of Ps 2.6 billion in the variation of inventories

* An increase of Ps. 23.5 billion in imports of products
* An unfavorable effect of Ps. 3.1 billion in operating expenses, primarily supplies and materials purchases
* An increase of Ps. 1.4 billion in the reserve for retirement payments
* A decrease of Ps. 2.3 billion in exploration and non-successful drilling expenses
* A favorable effect of Ps. 2.5 billion in manufacturing expenses due to the increase in the difference between refined products prices – mainly gasoline – and crude oil price
* An increase of Ps. 6.7 billion in depreciation and amortization
* A decrease of Ps. 1.5 billion in upkeep and maintenance due mainly to a decrease in the operational maintenance.

During the second quarter of 2006, transportation expenses increased 12%, from Ps. 4.8 billion to Ps. 5.4 billion (US$0.5 billion).

During the second quarter of 2006, administrative expenses decreased 4%, from Ps. 11.5 billion to Ps. 11.0 billion (US$1.0 billion).

The cost of the reserve for retirement payments, pensions and indemnities increased 15%, from Ps. 15.0 billion to Ps. 17.3 billion (US$1.5 billion). This cost is distributed among cost of sales, distribution expenses and administrative expenses. This increase reflects the natural growth of the reserve for retirement payments.

Operating income

Operating income in the second quarter of 2006 totaled Ps. 157.9 billion (US$14.0 billion), and was 21% higher than the comparable figure for the second quarter of 2005 of Ps. 131.0 billion.

Excluding IEPS, operating income grew 24%, or Ps. 31.0 billion, to Ps. 157.9 billion (US$14.0 billion) from Ps. 126.9 billion.

Comprehensive financing cost

During the second quarter of 2006, the comprehensive financing cost increased by Ps. 31.5 billion, from a cost of Ps. 9.1 billion to a cost of Ps. 22.4 billion (US$2.0 billion). This increase was caused by:

* An increase of Ps. 0.7 billion in net interest expense
* An increase of Ps. 24.4 billion in the foreign exchange loss
* An increase of Ps. 6.4 billion in the monetary loss.

Net interest expense –not including capitalized interests–, increased 14%, from Ps. 5.3 billion to Ps. 6.0 billion (US$0.5 billion).

Interest expense decreased Ps. 5.5 billion, while interest income decreased Ps. 6.2 billion.

The decrease in interest expense was mainly due to the reclassification of some implicit derivatives from speculative to hedging.

Net foreign exchange loss totaled Ps. 10.8 billion (US$1.0 billion) in the second quarter of 2006 as compared to a net foreign exchange gain of Ps. 13.6 billion in the second quarter of 2005.

This decrease was primarily a consequence of the depreciation of the Mexican peso against the US dollar, by 3.5%, during the second quarter of 2006, as compared to an appreciation of 3.6% in the comparable period of 2005.

The monetary loss was Ps. 5.6 billion (US$0.5 billion), representing an increase of Ps.6.4 billion compared to the monetary gain for the second quarter of 2005.

The monetary loss was mainly due to a decrease in monetary assets and to a negative inflation of 0.2% in the second quarter of 2006, compared to the positive 0.01% inflation rate in the same period of 2005.

Other revenues

In the second quarter of 2006, other net revenues totaled Ps. 21.5 billion (US$1.9 billion). The corresponding figure for the second quarter of 2005 was a net revenue of Ps. 2.8 billion. The variation was mainly due to an income of Ps. 18.5 billion generated by the negative IEPS tax rate.

Income before taxes and duties

During the second quarter of 2006, income before taxes and duties was Ps. 157.0 billion (US$13.9 billion), compared to Ps. 142.9 billion. The 10% increase was mainly the result of:

* An increase of Ps. 26.9 billion in the operating income
* An increase of Ps. 18.6 billion in other net revenues
* An increase of Ps. 31.5 billion in the comprehensive financing cost

Taxes and duties

During the second quarter of 2006, taxes and duties paid increased 3%, from Ps. 140.9 billion to Ps. 145.4 billion (US$12.9 billion). It is important to note that as a percentage of total sales, taxes and duties equaled 62% and 52% in 2006 and 2005, respectively.

During 2005 the payment of taxes and duties of PEMEX and its subsidiary entities was equivalent to 60.8% of its total sales. Since January 1, 2006, PEMEX is subject to a new fiscal regime, under which Pemex Exploration and Production is governed by the Federal Duties Law and the tax regime for the other subsidiary entities continues to be governed by Mexico's Income Law.

Under the new fiscal regime, the most important duty paid by Pemex Exploration and Production is the ordinary hydrocarbons duty (OHD). In contrast with the previous fiscal regime in which the tax base was total sales, the tax base for the new fiscal regime is a quasi operating profit.

In addition to the new fiscal regime, the payment of the OHD, Pemex Exploration and Production pays the following duties:

* Duty on hydrocarbons for the fund for scientific and technological research on energy
* Duty on hydrocarbons for fiscal monitoring of oil activities
* Duty on hydrocarbons for the stabilization fund
* Extraordinary duty on crude oil exports
* Additional Duty (for low crude oil extraction)
* Excess gains duty

During the second quarter of 2006, the amount paid of OHD and other duties increased Ps. 20.1 billion to Ps. 142.9 billion (US$12.7 billion).

Until December 31, 2005, Petróleos Mexicanos and its subsidiary entities paid taxes and duties equivalent to 60.8% of total sales. This included the special tax on production and services (IEPS) that applies to gasoline and automotive diesel. Under the new tax regime, IEPS continues to be governed by Mexico's Income Law.

IEPS is paid by the end consumer of gasoline and automotive diesel PEMEX is an intermediary between the Ministry of Finance (Secretaría de Hacienda y Crédito Público) and the end consumer. PEMEX collects the IEPS and passes it on to the federal government. The difference between the retail price and the estimated production cost of gasoline and diesel is primarily IEPS. The Ministry of Finance determines the retail price of gasoline and diesel. Estimated production cost of gasoline and diesel is based on the production cost of an efficient refinery located in the Gulf of Mexico.

During the first semester of 2006, the estimated production cost of gasoline and diesel was higher than the retail price. In accordance to Mexico's Income Law, the difference was credited against the other taxes and duties paid by PEMEX. This credit is done through an item in other net revenues.

During the second quarter of 2006, IEPS totaled zero. In the second quarter of 2005, IEPS equaled Ps. 4.0 billion.

In 2005, the excess gains duty was equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.00 per barrel. The proceeds of this duty paid in excess of US$27.00 per barrel would be allocated as follows:

* 50% to investment in infrastructure in exploration, production, gas, refining and petrochemicals undertaken by Petróleos Mexicanos and its subsidiary entities
* 50% to programs and investment projects in infrastructure of the states

In 2006, the excess gains duty is equal to 6.5% of the revenues from crude oil export sales in excess of US$36.50 per barrel. This duty is complemented by the extraordinary duty on crude oil exports, which is equal to 13.1% of the revenues from crude oil export sales in excess of the threshold price. The resulting combined duty is equivalent to 19.6%, which is 50% of the excess gains duty tax rate paid in 2005.

During the second quarter of 2006, the excess gains duty paid by PEMEX totaled Ps. 2.4 billion (US$0.2 billion) while in the same quarter of 2005, the excess gains duty totaled Ps. 14.0 billion.

The proceeds from the excess gains duty and the extraordinary duty on crude oil exports will be destined to the states. The former according to the Presupuesto de Egresos de la Federación (Federal Budget) and the latter through the Stabilization Fund of the States' Revenues.

Net income

During the second quarter of 2006, PEMEX registered a net income of Ps. 11.6 billion (US$1.0 billion), compared to a net income of Ps. 2.0 billion during the second quarter of 2005. The Ps. 9.7 billion increase in the net income is explained by:

* An increase of Ps. 26.9 billion in operating income
* An increase of Ps. 31.5 billion in the comprehensive financing cost
* An increase of Ps. 18.6 billion in other net revenues
* An increase of Ps. 4.4 in taxes and duties
* A decrease of Ps. 0.003 billion in the initial accumulated effect due to the adoption of new accounting principles

EBITDA

During the second quarter of 2006, EBITDA increased 38%, from Ps. 158.2 billion to Ps. 217.9 billion (US$19.3 billion).

Total assets

As of June 30, 2006, total assets were Ps. 1,114.2 billion (US$98.8 billion), representing a 9%, or Ps. 95.6 billion, increase as compared to total assets as of June 30, 2005. The changes in the components of total assets were as follows:

* Cash and cash equivalents decreased by 21%, or Ps. 25.6 billion
* Accounts receivable increased by 74%, or Ps. 72.7 billion
* The value of inventories increased by 36%, or Ps. 16.3 billion, as a result of higher hydrocarbon prices
* Financial derivative instruments decreased by 43%, or Ps. 3.4 billion
* Properties and equipment increased by 5%, or Ps. 32.4 billion, reflecting new investments
* Other assets increased by 2.9%, or Ps. 3.3 billion

Total liabilities

Total liabilities increased by 13% to Ps. 1,124.4 billion (US$99.7 billion).

* Short-term liabilities increased by 1.2%, or Ps. 1.7 billion, to Ps. 143.0 billion (US$12.7 billion), primarily as a result of the increase in taxes payable
* Long-term liabilities increased by 15%, or Ps. 130.6 billion, to Ps. 981.4 billion (US$87.1 billion), mainly due to the increase in the long-term debt and the reserve for retirement payments

The reserve for retirement payments, pensions and seniority premiums increased by 18%, to Ps. 402.0 billion (US$35.7 billion) from Ps. 339.4 billion. The Ps. 62.6 billion growth resulted from an increase in salary, pensions and benefits, recognition of one more year of the payroll seniority, changes in labor conditions, recognition of seniority of employees with more than one year experience (temporary employees incorporated as base employees), anticipated retirement benefits concessions, changes in actuarial assumptions (natural and extraordinary factors), and a decrease in the pension fund.

As of June 30, 2006, the reserve for retirement payments and the cost of the reserve for retirement payments do not consider the wages revision signed on July 6, 2006

Equity

PEMEX's equity decreased by Ps. 36.7 billion, from Ps. 26.5 billion to Ps. -10.2 billion (US$ -0.9 billion). The change in equity was due to:

* An increase of Ps. 79.9 billion in cumulative net losses
* A decrease of Ps. 20.2 billion attributable to the reserve for retirement payments, pensions and seniority premiums
* An increase of Ps. 1.3 billion in the comprehensive income due to the application of the Bulletin C-10 "Derivative Financial Instruments and Hedge Operations"
* An increase of Ps. 17.7 billion due to the restatement of equity
* An offsetting effect of Ps. 44.4 billion due to the reimbursement of the excess gains duty paid in 2005

Under Mexican Law, there are no legal consequences for decentralized public entities of the Federal Government with negative equity. As a result, there are no legal concerns regarding neither PEMEX´s current financial obligations nor its capability to generate cash.

Likewise, current financing agreements do not include financial covenants, or events of default, that could be triggered as a result of negative equity.

It is important to note that, on PEMEX's Form 20-F as of December 31 2000, it was reported negative equity in its US GAAP reconciliation. With the application of the Mexican accounting Bulletin B-10, which incorporates the effects of inflation on financial information, PEMEX's equity under US GAAP reconciliation was positive, as shown on PEMEX's Form 20-F as of December 31, 2002. However, as of December 31, 2003 PEMEX's equity under US GAAP reconciliation was again negative.

Results by segment

Operating income in the second quarter of 2006 totaled Ps. 157.9 billion (US$14.0 billion), and was 21% higher than the comparable figure for the second quarter of 2005 of Ps. 131.0 billion.

* Pemex Exploration and Production operating net income totaled Ps. 161.0 billion (US$14.8 billion), Ps. 46.3 billion higher than the comparable figure as of June 30, 2005
* Pemex Gas and Basic Petrochemicals operating net income totaled Ps. 2.2 billion (US$0.2 billion), Ps. 1.1 billion lower than the operating income registered as of June 30, 2005
* The operating loss of Pemex Refining totaled Ps. 35.1 billion (US$3.1 billion), Ps. 43.7 billion higher than the operating income registered as of June 30, 2005. Since 2006, the IEPS credited due to a negative rate is reflected in the net loss of Pemex Refining
* The operating loss of Pemex Petrochemicals totaled Ps. 7.1 billion (US$0.6 billion), Ps. 3.8 billion higher than the operating loss registered as of June 30, 2005

Financing activities

Financing requirements

Year to date, US$2.7 billion were raised, distributed as follows:

* US$1.5 billion from international capital markets
* US$0.9 billion from the Mexican market
* US$0.35 billion from export credit agencies (ECA's)

Of the total amount, 68% has been raised in international markets.

The financing program for the remainder of 2006 depends on the possibility of financing with own resources. This alternative is still under discussion with the Ministry of Finance (SHCP).

As in previous years, PEMEX may continue pre-funding, depending on market conditions.

Capital markets

The Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, has entered into the following financings during 2006:

* On February 2, 2006 it reopened two issuances of US$1,500 million issued on June 8, 2005:
– US$750 million with a 5.75% coupon due in 2015
– US$750 million with a 6.625% coupon due in 2035
* On May 3, 2006 it signed a US$1,250 million syndicated credit facility maturing in three years. This line can be used indistinctively by the Pemex Project Funding Master Trust or by Petróleos Mexicanos
* On May 18, 2006 it closed a US$4,250 million syndicated loan which will be used to refinance the syndicated loan signed on March 22, 2005. It is divided into two tranches:
– Tranch A: US$1,500 million maturing in five years
– Tranch B: US$2,750 million to be paid in seven years

The Fideicomiso F/163, a Mexican trust which debt is guaranteed by PEMEX, issued notes for Ps. 10,000 million due in seven years, on June 16, 2006. These notes will pay a monthly coupon rate equivalent to TIIE less 0.07%.

Total debt

Total consolidated debt including accrued interest was Ps. 611.8 billion (US$54.3 billion). This figure represents an increase of 19%, or Ps.95.7 billion, as compared to the figure recorded second quarter of 2005. Total debt is integrated by documented debt of Petróleos Mexicanos and the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux S.A. and Pemex Finance, Ltd.

Net debt, or the difference between total debt and cash equivalents, increased Ps. 121.3 billion, to Ps. 514.0 billion (US$ 45.6 billion) as of June 30, 2006, from Ps. 392.7 billion.

Total debt with less than twelve months maturity was Ps. 63.1 billion (US$5.6 billion).

Total long-term debt was Ps. 548.7 billion (US$48.7 billion).

The following table shows the maturity profile of PEMEX's total debt by currency:

PEMEX plans to smooth its maturity profile regardless its duration. The average duration of its debt exposure is presented in the following table.

PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2006, approximately 59% of PEMEX's debt exposure carried fixed interest rates, and the remaining 41% floating rates.

Other relevant topics

During the second quarter of 2006, the following incidents occurred in the states of Hidalgo, Oaxaca, Puebla, Querétaro, Tabasco, Tamaulipas, Veracruz and Yucatán:

* On April 25, 2006 a crude oil leak was originated by an illegal tapping on a pipeline located in the town of Venta Chicha, near the Huachinango municipality in the state of Puebla
* On April 26, 2006 an illegal tapping that caused a Magna gasoline leak was detected. The leakage occurred in kilometer 133 of a 16 inch diameter pipeline which links Tula and Salamanca refineries, in the state of Querétaro
* On May 13, 2006, a Magna gasoline leak occurred in the pipelines that carry out hydrocarbons in a storage and distribution facility located in Progreso, Yucatán. The leak was caused by the rupture of a monoblock seal in the 16 inch diameter pipeline
* On May 24, 2006, a crude oil leak in the Cucharas River, at the Tantima municipality in Veracruz, was controlled. The leak occurred around kilometer 128 in the Poza Rica - Madero crude oil pipeline

* On May 29, 2006, an illegal tapping that caused a Magna gasoline leak was controlled and repaired. The leak occurred around kilometer 165, near the municipality Mineral de la Reforma, in the Poza Rica- Cima de Togo-Tula 14 inch diameter pipeline, in the state of Veracruz
* On May 31, 2006 a ray hit a polyethylene plant in the Petrochemical Center La Cangrejera. The incident provoked a fire
* On June 4, 2006 a diesel fuel leak in the Madero-Cadereyta pipeline was controlled. The leak occurred near kilometer 55 in the Tampico-Mante road
* On June 13, 2006 two liters of crude oil were leaked in the offloading four inch diameter pipeline of the Tamaulipas 159 well, in the Altamira municipality, in the state of Tamaulipas. The leak was caused by attrition in the rubber packing of the pipeline clamp
* On June 19, 2006 waves reaching up to six meters of height in Salina Cruz, Oaxaca, caused a heavy fuel oil leakage
* On June 25, 2006, a diesel fuel leak caused a fire in the Tula refinery
* On June 25, 2006 a crude oil leak was registered in the 24 inch diameter pipeline in the municipality of Cunduacán, in the state of Tabasco
* On June 26, 2006 a fire occurred in the polyethylene plant at La Cangrejera Petrochemical Center
* On June 28, 2006 a ray hit a gasoline storage tank, in the Minatitlán refinery, and caused a fire

PEMEX - in collaboration with the Governments of the states of Hidalgo, Oaxaca, Puebla, Querétaro, Tabasco, Tamaulipas, Veracruz and Yucatán, the Mexican Army and Navy, municipal authorities and Civil Protection, among others - has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract any negative environmental impact.

On July 6, 2006, Petróleos Mexicanos and its Union - Sindicato de Trabajadores Petroleros de la República Mexicana, STPRM – signed the wages and benefits revision of the collective bargaining agreement. This annual revision consists of a 4.1% increase to wages and 1.7% increase to benefits.

PEMEX's General Director recognized the responsibility showed by the workers and their union leaders during the negotiation process.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the June 30, 2006 exchange rate of Ps. 11.2723 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicators of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

(Figures in thousands of pesos with the acquisition power of June 30, 2006 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of June 30, 2006 and 2005 and for the six month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non audited interim consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2006 and 2005.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico, ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants or "MIPA"). Until 2002, the recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section A, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"). In January 2003, the SHCP authorized PEMEX, that beginning in 2003, it could recognize the inflation effects in accordance with NIF-06 BIS "A" Section C, which forced PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10") at the end of the year. According that accounting policie, the financial statements ended at June 30, 2005 and 2006 are presented under the sames basis.

Since 2004, PEMEX has changed the accounting policies for registrying operations related to the exploration and wells drilling activities, instead of applying through the exploration and depletion reserve. Since January 1st, 2004, the dispositions of Bulletin C-15 "Impairment of fixed assets of long life and their duration", went into effect, as issued by MIPA. As of June 30, 2005, PEMEX had recognized impairment in its fixed assets.

Since January 1st, 2004, PEMEX adopted the dispotitons of Bulletin D-3 "Labor Obligations", issues by MIPA, which incorporate rules of valuation, presentation and registration for the recognition of the remunerations for other later benefits to the retirement.

3. Accounts, notes receivable and other

As of June 30, 2006 and 2005 the accounts, notes and other receivable are as follows:

	2006	2005

Trade-domestic	$ 55,484,027	$ 35,511,219
Trade-foreign	22,386,921	15,541,578
Pemex Finance, Ltd		9,000,834
Mexican Government, advance payments on minimum guaranteed dividends	122,870	5,291,052
Other accounts receivable	94,983,873	34,559,661
Less:allowance for doubtful accounts	(2,543,035)	(2,140,901)
	$ 170,434,656	$ 97,763,443

4. Inventories

As of June 30, 2006 and 2005 inventories are as follows:

	2006	2005
Crude oil, refined products, derivatives and petrochemical products	$ 55,758,307	$ 40,935,113
Materials and supplies in stock	4,490,941	3,863,811
Materials and products in transit	2,861,134	2,180,357
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,399,507)	(1,614,861)
	$ 61,710,875	$ 45,364,420

5. Properties and equipment

As of June 30, 2006 and 2005 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2006	2005
Wells	$ 168,963,062	$ 143,130,194
Buildings	14,027,244	15,301,207
Offshore platforms	85,107,642	71,510,435
Plants, furniture and equipment	278,591,151	276,954,516
	$546,689,099	$506,896,352
Land	$ 39,862,536	$ 39,572,007
Construction in progress	76,871,927	88,295,457
Fixed assets to be disposed of	796,344	(2,920,171)
	$ 664,219,906	$631,843,645

The depreciation of fixed assets and amortization of wells at the end of June 30, 2006 and 2005, recognized in cost and operating expenses, was Ps. 29,642,019 and Ps. 24,829,689, respectively. The accumulated depreciation and amortization as of June 30, 2006 and 2005 was Ps. 617,194,027 and Ps. 559,613,455, respectively.

6. Long-term debt

During the six months of 2006, the following financing operations were performed:

Petróleos Mexicanos obtained U.S. $47,400 from credit lines, granted by export credit agencies and U.S.$ 3,300,000 from revolving credit lines.

The Master Trust obtained project financing credit lines from export credit agencies totaling U.S. $327,148 for PIDIREGAS and entered into a credit agreement in the amount of U.S. $4,250,000 with a group of international financial institutions, to refinance the syndicated loan into two tranches of U.S.$1,500,000 and U.S.$2,750,000 with maturities of 5 and 7 years, respectively.

In addition, on February 2, 2006, the Pemex Project Funding Master Trust issued US$1,500,000 consisting of U.S. $750,000of its 5.75% Notes due in 2015 and U.S. $750,000 of its 6.625% Bonds due 2035. The notes and bonds were issued under the Pemex Project Funding Master Trust's Medium-Term Note program, Series A, are guaranteed by Petróleos Mexicanos and were re-openings of earlier issuances.

On June 16, 2006, Fideicomiso F/163 issued a total of Ps. 10,000,000 in nominal terms of its certificados bursátiles (publicly-traded notes) in the Mexican domestic market, guaranteed by Petróleos Mexicanos.

7. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended June 30, 2006 and 2005, is analyzed as follows:

	2006	2005
Net loss for the year	$19,370,406	$7,275,434)
Effect of restatement of the year - Net	(17,742,300)	(18,945,406)
Others	(3,317,524)	(3,426,073)
Comprehensive loss for the year	$1,203,400	$3,467,379

8. Foreign currency position

As of June 30, 2006 and 2005, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

As at June 30,2006	Amounts in foreign currency (Thousands) Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	13,794,528	(43,143,944)	(29,349,416)	11.2723	($330,835,422)
Japanese yen	7,450	(155,580,617)	(155,573,167)	0.0986	(15,339,514)
Pounds sterling	245	(416,305)	(416,060)	20.8380	(8,669,858)
Euros	2,663	(4,264,343)	(4,261,680)	14.3981	(61,360,095)
Net-short position before foreign-currency hedging					($416,204,889)

As at June 30,2005					
U.S. dollars	14,894,539	(32,027,000)	(17,132,461)	10.7752	($184,605,694)
Japanese yen		(160,700,482)	(160,700,482)	0.0972	(15,620,087)
Pounds sterling	352	(468,242)	(467,890)	19,3102	(9,035,050)
Swiss francs		(42)	(42)	8.4018	(352)
Euros	8,722	(3,805,799)	(3,797,077)	13.0229	(49,448,954)

Net-short position before foreign-currency hedging	($258,710,137)

9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favor of the dismissed personnel, they would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrocemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediations as of June 30, 2006 and 2005 of $1,555,476 and $1,606,371 respectibely. This liability is included in the "Reserve for sundry creditors and others".

c. As of June 30, 2006, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of $13,429,183. At June 30, 2006 and 2005, PEMEX has accrued $1,591,146 and $1,643,208 respectibely, related to these contingencies.

d. PEMEX is involved in an arbitration lawsuit with Conproca, S. A. de C. V. (" Conproca "). According to the last upgrade of the parts claims made before the Arbitration Tribunal, the demanded benefits for Conproca are quantified in US $632,801. PEMEX has against-demanded the payment in an amount of US $907,660.

For that makes to the procedural state of lawsuit, they are pending diverse stages like they are it among other, give it offer of tests, the presentation gives expert verdicts, relieve of testimonial and celebration of diverse audiences in those that will notice the responsibilities the parts. According to the procedural calendar approved by the Tribunal, the actions to relieve is programmed to be carried out during the years 2005 and 2006. With base in the analysis made by the Administration of PEMEX, it was not necessary to register a provision for this concept.

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 886,171). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 51,152). In addition, PEMEX will file suit against the supplier for U.S. $4,949 (Ps. 55,321), for unsatisfactory work. The judge hearing the first claim determined that PEMEX had to pay U.S. $4,000 (Ps. 44,713), plus interest accrued since the date the payment was ceased an annual rate of 6%. PEMEX appealed this decision, and the appeal is pending resolution.

f. The *Comisión Federal de Competencia* ("Competence Federal Commission") handed down a resolution against PEMEX for presumed monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Report the resolution handed down by the Competence Federal Commission to the legal representatives of service stations.

10. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at June 30,2006					
Trade Income					
External Costumers	$ -	$187,719,189	$65,499,615	$9,430,014	$327,899,489
Intersegments	423,304,783	21,425,397	40,548,480	3,996,924	12,137,282
Operation Gain (Loss)	337,188,942	35,055,509	6,452,226	(7,053,992)	(3,287,419)
Net Gain (Loss)	31,530,646	(18,863,803)	5,765,384	(9,010,600)	26,913,019
Total Assets	904,310,219	358,003,230	116,918,422	115,949,280	1,744,932,903
As at June 30,2005					
Trade Income					
External Costumers	$ -	$169,794,840	$60,871,334	$9,926,349	$190,043,169
Intersegments	320,816,654	17,787,078	35,032,049	4,686,424	39,945,838
Operation Gain (Loss)	243,540,689	8,677,670	5,632,769	(3,295,461)	7,759,551
Net Gain (Loss)	6,688,087	(3,534,397)	7,526,345	(4,855,110)	11,779,548
Total Assets	695,643,098	292,510,362	104,995,693	50,033,149	1,357,564,598

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

CONSOLIDATED

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00		
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00		
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33		
P.M.I. Holdings B.V.	Holding	40	100.00		
P.M.I. Holdings N.V.	Holding	6,200	100.00		
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51		
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00		
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00		
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments in Subsidiaries					
AFFILIATES					
Repsol YPF	Oil & gas company	58,955,268	4.94	0	19,241,957
Deer Park Refining Limited	Refining company	1	0.00	0	5,110,737
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Lubricants trader	17,879,561	46.85	178,796	146,461
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	1,295,418
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	1,032,757
Cía. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	178,425
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	12,590
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	24,291
Other Investments		1	0.00	0	220,764
Valuation of Investments Variation		1	0.00	0	(730,741)
Total Investments in Affiliates				695,290	26,532,659
OTHER PERMANENT INVESTMENTS					159,767
T O T A L				695,290	26,692,426

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Current Year	Time Interval Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Current Year	Time Interval Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS														
FOREIGN TRADE														
BANCA SERFIN S.A. (6) (11)	3/30/2009	7.34	0	888,888	1,777,778									
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (6) (11)	9/18/2006	7.32	0	1,000,000	0									
BANCO NACIONAL DE MEXICO, S.A. (6) (7)	11/5/2012	11.00	0	0	4,000,000									
BANCO SANTANDER MEXICANO, S.A. (6) (11)	11/23/2012	7.33	0	0	3,000,000									
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	12/20/2012	9.41	0	555,557	4,833,333									
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (7)	12/23/2008	8.40	0	0	2,055,000									
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	7/28/2006	7.32	0	1,000,000	0									
BBVA BANCOMER, S.A. SUCURSAL MEXICO D.F. (6) (11)	12/23/2008	7.34	0	0	4,945,000									
ACCRUED INTEREST PAYABLE	31/12/2006	0.00	0	78,934	0	0	0	0						
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (7)	6/30/2018	5.44							112,723	112,723	225,446	225,446	225,446	1,803,568
BANCO SANTANDER MEXICANO,S.A. (1) (8)	9/19/2013	5.22							2,874,437	56,362	112,723	112,723	112,723	394,530
BANOBRAS (1) (8)	11/16/2006	5.12							48,083	0	0	0	0	0
BANOBRAS (1) (8)	12/28/2006	4.96							142,884	0	0	0	0	0
BANCA SERFIN S.A. (1) (8)	4/28/2008	5.34							0	1,127,230	1,127,230	0	0	0
NACIONAL FINANCIERA,S.N.C. (1) (7)	12/29/2008	5.58							0	0	0	1,127,230	0	0
NACIONAL FINANCIERA,S.N.C. (3) (7)	12/15/2009	4.40							118,620	118,620	237,239	237,239	118,620	0
CITIBANK N.A. (1) (8)	6/18/2013	5.08							0	0	0	0	0	47,907,275
DERIVACION DE FONDOS (1) (8)	11/16/2006	5.24							392,521	0	0	0	0	0
DERIVACION DE FONDOS (2) (8)	11/16/2006	2.84							3,669	0	0	0	0	0
BANCO SANTANDER CENTRAL HISPANO (1) (8)	3/20/2007	5.08							0	676,338	0	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	5/17/2007	5.23							338,169	169,085	0	0	0	0
BARCLAYS BANK, P.L.C. (1) (8)	12/7/2006	5.22							14,090,375	0	0	0	0	0
CALYON NEW YORK BRANCH (1) (8)	12/7/2006	5.34							14,090,375	0	0	0	0	0
ACCRUED INTEREST PAYABLE	12/31/2006	0.00							624,800	0	0	0	0	0
CONPROCA, S.A. DE CV (1) (7)	6/15/2010	8.40							983,042	0	3,203,885	2,366,462	2,569,420	0
ACCRUED INTEREST PAYABLE	12/31/2006	0.00							34,887	0	0	0	0	0
FSO INC. (1) (7)	9/14/2008	15.00							146,831	134,618	304,577	69,196	0	0
CSM	10/31/2009	4.70							386,815	172,500	493,310	268,171	407,326	0
PEMEX FINANCE (1) (7)	11/15/2018	8.96							2,423,545	2,329,609	3,907,731	3,757,433	2,742,926	6,725,806
PEMEX FINANCE (1) (8)	4/7/2014	4.31							277,194	0	0	0	0	2,141,737
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	7/2/2012	7.61							0	33,474	241,165	126,325	126,325	265,111
GUARANTEED BANK LOANS														
ACCRUED INTEREST PAYABLE	12/31/2006	0.00	0	9,838	0	0	0	0						
NACIONAL FINANCIERA,S.N.C. (3) (7)	11/20/2015	2.90							158,945	158,945	317,891	317,891	317,891	1,748,398
EKSPORTFINANS ASA (1) (7)	10/17/2008	4.62							23,896	23,896	47,791	3,897	0	0
EKSPORTFINANS ASA (1) (7)	3/29/2014	3.86							148,342	157,443	308,369	196,378	157,683	461,411
ABN AMRO BANK,N.V. (1) (8)	6/25/2015	5.42							1,114,312	1,313,235	2,626,470	2,626,470	2,626,470	5,758,254
ABN AMRO BANK,N.V. (1) (7)	3/29/2014	4.50							100,080	100,080	200,160	200,160	200,160	800,639
BANCO SANTANDER CENTRAL HISPANO (1) (8)	6/23/2011	4.38							100,079	100,079	165,599	58,584	35,736	8,908
BARCLAYS BANK,P.L.C. (1) (8)	3/20/2014	5.23							436,290	436,290	872,579	872,579	872,579	2,282,511
BNP PARIBAS (1) (8)	1/25/2015	4.94							490,677	755,907	1,511,814	1,511,814	1,511,814	6,577,719
DRESDNER BANK AG (1) (8)	6/1/2012	5.32							134,808	134,808	269,617	269,617	269,617	520,224
EXPORT DEVELOPMENT CANADA (1) (8)	6/30/2015	5.80							112,723	112,723	225,446	225,446	225,446	1,014,507
EXPORT DEVELOPMENT CANADA (1) (8)	4/15/2013	5.18							24,768	24,795	43,766	29,641	21,132	21,863
EXPORT DEVELOPMENT CANADA (1) (8)	12/15/2010	5.42							112,723	112,723	225,446	225,446	225,446	112,723
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	12/15/2006	5.91							10,218	0	0	0	0	0
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	3/31/2011	5.11							17,032	17,032	34,063	34,136	27,907	28,318
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	12/31/2012	4.96							100,022	100,022	200,043	200,043	200,043	422,339
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	4/30/2012	5.31							28,673	28,673	53,347	53,347	53,347	106,694
HSBC BANK, PLC (1) (8)	6/30/2017	5.08							187,572	187,572	375,143	389,310	385,380	1,518,414
HSBC BANK, PLC (1) (7)	9/26/2011	5.87							46,677	45,320	90,640	58,894	58,894	84,439
HSBC BANK, PLC (1) (7)	10/29/2007	5.57							23,114	12,582	11,228	0	0	0
HSBC BANK, PLC (1) (8)	4/17/2014	5.21							10,792	10,792	21,585	21,585	21,585	86,338
NATEXIS BANQUE (2) (7)	6/30/2016	2.00							381	381	762	762	762	3,123
SOCIETE GENERALE (1) (8)	7/31/2011	4.85							313,826	305,855	523,009	401,882	275,491	236,402
SOCIETE GENERALE (1) (8)	3/20/2008	5.06							6,986	6,986	13,970	0	0	0
SOCIETE GENERALE (1) (8)	2/28/2017	5.16							0	0	0	13,784	27,567	192,970
STANDARD CHARTERED BANK (1) (8)	1/20/2015	4.69							245,338	444,261	888,522	888,522	888,522	3,740,357
J.P. MORGAN CHASE (1) (8)	3/6/2012	4.99							34,862	34,862	69,724	69,724	69,724	118,561
DEUTSCHE BANK (1) (8)	12/16/2013	5.31							13,373	13,373	26,747	26,747	26,747	75,815
TORONTO DOMINION BANK (1) (8)	10/20/2009	5.20							52,835	52,835	105,670	101,687	18,908	0
THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8)	6/30/2015	5.31							363,219	373,582	747,165	747,165	747,165	3,973,792
JAPAN BANK FOR INTERNATIONAL COOPERATION (1) (7)	6/30/2015	4.36							0	10,364	20,727	20,727	20,727	103,639
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	3/8/2017	1.55							0	0	162,807	162,807	162,807	1,139,799
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	2/28/2017	4.94							112,723	112,723	225,446	241,672	257,898	678,060
MIZUHO CORPARATE BANK, LTD (3) (7)	5/22/2010	1.98							688,792	688,757	1,377,584	1,377,584	1,377,573	0
ACCRUED INTEREST PAYABLE	12/31/2006	0.00							714,435	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
			Time Interval						Time Interval					
			Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
COMMERCIAL BANKING														
OTHERS														
TOTAL BANK LOANS			0	3,533,217	20,611,111	0	0	0	43,015,483	10,805,455	21,616,416	19,638,526	17,387,807	91,054,244
STOCK EXCHANGE														
LISTED AT THE STOCK EXCHANGE (MEXICO AND/OR ABROAD)														
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (7)	7/16/2015	9.91	0	0	9,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (11)	6/5/2014	7.34	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (7)	10/14/2010	8.38	0	0	6,172,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	1/31/2013	9.70	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	10/18/2007	7.32	0	0	13,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	10/13/2011	7.32	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	10/8/2009	7.58	0	0	13,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (6) (12)	2/4/2010	7.10	0	0	12,512,600	0	0	0						
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. (13) (14)	12/5/2019	0.00	0	0	11,000,000	0	0	0						
ACCRUED INTEREST PAYABLE	12/31/2006	0.00	0	1,583,897	443,696	0	0	0						
ADVANCED INTERESTS	12/31/2006	0.00	0	(3,078,432)	0	0	0	0						
DEUTSCHE BANK (1) (7)	12/15/2015	5.75							0	0	0	0	0	19,726,525
DEUTSCHE BANK (1) (7)	8/15/2008	6.13							0	0	0	8,454,225	0	0
DEUTSCHE BANK (1) (7)	6/15/2035	6.23							0	0	0	0	0	14,090,375
DEUTSCHE BANK (1) (7)	12/15/2014	7.38							0	0	0	0	0	19,726,525
DEUTSCHE BANK (1) (7)	9/28/2035	7.75							0	0	0	0	0	19,726,525
DEUTSCHE BANK (1) (7)	2/1/2009	7.88							0	0	0	11,272,300	0	0
DEUTSCHE BANK (1) (7)	11/15/2011	8.00							0	0	0	0	0	8,454,225
DEUTSCHE BANK (1) (7)	2/15/2008	8.50							0	0	11,272,300	0	0	0
DEUTSCHE BANK (1) (7)	2/1/2022	8.63							0	0	0	0	0	11,272,300
DEUTSCHE BANK (1) (7)	12/1/2023	8.63							0	0	0	0	0	2,818,075
DEUTSCHE BANK (1) (7)	9/15/2007	8.85							0	0	6,763,380	0	0	0
DEUTSCHE BANK (1) (7)	6/1/2007	9.00							0	2,115,664	0	0	0	0
DEUTSCHE BANK (1) (7)	10/13/2010	9.13							0	0	0	0	0	11,272,300
DEUTSCHE BANK (1) (7)	3/30/2018	9.25							0	0	0	0	0	3,654,705
DEUTSCHE BANK (1) (7)	12/2/2008	9.38							0	0	0	6,743,541	0	0
DEUTSCHE BANK (1) (7)	9/15/2027	9.50							0	0	0	0	0	10,139,998
CITIBANK, N.A. (1) (7)	6/1/2007	9.00							0	702,411	0	0	0	0
CITIBANK N.A. (2) (7)	8/13/2007	7.38							0	0	5,577,002	0	0	0
DEUTSCHE BANK (1) (8)	12/4/2012	4.83							0	0	0	0	0	8,454,225
DEUTSCHE BANK (3) (7)	12/5/2023	3.50							0	0	0	0	0	2,958,980
DEUTSCHE BANK (5) (7)	12/18/2013	7.50							0	0	0	0	0	8,335,188
DEUTSCHE BANK (2) (7)	8/2/2007	7.75							0	0	7,199,055	0	0	0
DEUTSCHE BANK (2) (9)	3/4/2008	8.21							0	0	1,487,201	0	0	0
J.P. MORGAN CHASE (1) (7)	3/30/2018	9.25							0	0	0	0	0	290,600
J.P. MORGAN CHASE (1) (8)	6/15/2010	5.33							0	0	0	0	16,908,450	0
J.P. MORGAN CHASE (1) (8)	10/16/2009	5.81							0	0	0	0	5,636,150	0
J.P. MORGAN CHASE (2) (7)	4/5/2010	6.62							0	0	0	0	10,798,582	0
J.P. MORGAN CHASE (2) (7)	8/5/2013	6.25							0	0	0	0	0	7,199,055
J.P. MORGAN CHASE (2) (7)	8/5/2016	6.38							0	0	0	0	0	12,238,394
J.P. MORGAN CHASE (2) (7)	2/24/2025	5.50							0	0	0	0	0	14,398,110
ACCRUED INTEREST PAYABLE	12/31/2006	0.00							5,268,041	0	0	0	0	0
ADVANCED INTERESTS	12/31/2006	0.00							(1,155,037)	0	0	0	0	0
GUARANTEED STOCK EXCHANGE														
REPCON LUX	1/26/2011	4.50							0	0	0	0	0	15,485,187
ACCRUED INTERESTS PAYABLE REPCON LUX	12/31/2006	0.00							298,090	0	0	0	0	0
PRIVATE PLACEMENTS														
PRIVATE	8/25/2008	4.96							0	0	0	1,972,653	0	0
GUARANTEED														
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			0	(1,494,535)	94,115,696	0	0	0	4,411,094	2,818,075	32,298,938	28,442,719	33,343,182	190,241,292
SUPPLIERS														
OTHER SUPPLIERS		0.00	0	27,996,574	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			0	27,996,574	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHER LIABILITIES		0.00	0	24,253,974	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL			0	54,289,230	114,726,807	0	0	0	47,426,577	13,623,630	53,915,354	48,081,245	50,730,989	281,295,536

**PAYING AGENTS

NOTES:

ACCOUNTING EXCHANGE RATES:

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

CONSOLIDATED

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
			Time Interval						Time Interval					
			Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more

CURRENCIES

(1) Dollars	11.2723
(2) Euros	14.39811
(3) Japanese Yens	0.09863
(4) Swiss Francs	9.19966
(5) Sterling Pounds	20.83797
(6) Pesos	1.0000

TYPE OF RATE

(7) Fix Rate
(8) Libor Rate
(9) Floating Rate
(10) Discount Rate
(11) TIIE Rate
(12) Cetes
(13) Coupon Zero

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

CONSOLIDATED

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	**13,794,529**	**155,496,068**	**3,920**	**44,185**	**155,540,253**
LIABILITIES POSITION	**43,143,944**	**486,331,476**	**7,577,721**	**85,418,352**	**571,749,828**
SHORT TERM LIABILITIES POSITION	13,961,109	157,373,805	546,958	6,165,478	163,539,283
LONG TERM LIABILITIES POSITION	29,182,835	328,957,671	7,030,763	79,252,874	408,210,545
NET BALANCE	**(29,349,415)**	**(330,835,408)**	**(7,573,801)**	**(85,374,167)**	**(416,209,575)**

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

(1) American Dollars	11.2723
(2) Euros	14.39811
(3) Japanese Yens	0.09863
(4) Swiss Francs	9.19966
(5) Sterling Pounds	20.83797
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

CONSOLIDATED

NOT APPLICABLE

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	(2,600,722)
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					(2,600,722)

OBSERVATIONS

NOTE: PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO - MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH AN ACCRUED AMOUNT OF (2,600,722), THUS WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

CONSOLIDATED

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/OR SERVICE

CONSOLIDATED

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0.00
Crude oil production (tbpd)		3,391	98.40
Gas Production (mmcfpd)		5,254	98.80
REFINING		0	0.00
Atmospheric destillation capacity (tbpd)		**1,540**	**84.30**
Cadereyta		275	74.10
Madero		190	79.80
Minatitlán		185	92.70
Salamanca		245	82.50
Salina Cruz		330	92.50
Tula		315	83.70
Storage and Distribution Facilities (tbpd)		**13,056**	**100.00**
GAS AND BASIC PETROCHEMICALS		0	0.00
Sweetening Gas plant (mmcfpd)		**4,503**	**71.80**
Cactus		1,960	67.40
Nuevo Pemex		880	88.40
Ciudad Pemex		1,290	71.50
Matapionche		109	70.10
Poza Rica		230	45.10
Arenque		34	97.70
PETROCHEMICALS		0	0.00
Production Capacity (tt)		**6,234**	**51.40**
Camargo		165	0.00
Cangrejera		1,626	75.30
Cosoleacaque		2,467	30.40
Escolín		167	9.10
Independencia		143	38.10
Morelos		1,122	67.20
Pajaritos		506	80.60
Tula		38	0.00
Distribution Facilities		0	0.00
Petrochemicals (tt)		**249,251**	**84.00**

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

MAIN RAW MATERIALS

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
WET SOUR GAS	PEMEX EXPLORATION & PRODUCTION				73.00
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

DOMESTIC SALES

CONSOLIDATED

MAIN PRODUCTS	NET SELLS		% OF MARKET	MAIN	
	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
NATIONAL					
FUEL OIL	286	22,206,908	0.00	-	
DIESEL	343	43,381,603	100.00	Pemex Diesel	Distributors
L.P. GAS	305	25,720,122	0.00		Distributors
MAGNA SIN GASOLINE	590	87,668,464	100.00	Pemex Magna	Distributors
PREMIUM GASOLINE	117	19,855,819	100.00	Pemex Premium	Distributors
JET FUEL	61	9,318,832	0.00		
OTHER REFINED PRODUCTS	69	4,373,713	0.00		
METHANE DERIVATIVES (A)	437	1,457,468	89.00		(E)
ETHANE DERIVATIVES (B)	512	5,310,329	54.00		(F)
AROMATICS AND DERIVATIVES (C)	216	2,345,374	31.00		(G)
PROPYLENE AND DERIVATIVES (D)	15	1,394,054	0.00		(H)
OTHER PETROCHEMICAL PRODUCTS	690	825,154	0.00		(I)
DRY GAS	2,897	38,895,948	0.00		(J)
EFFECT B-10	0	(104,969)	0.00		
FOREIGN					
CRUDE OIL (tbd)	0	200,381,634	0.00		
REFINED PRODUCTS	0	20,113,870	0.00		
PETROCHEMICAL PRODUCTS	0	1,366,191	0.00		
MARGINAL EFFECT	0	38,354,184	0.00		
B-10 EFFECT	0	(94,699)	0.00		
T O T A L		**522,769,999**			

Tbd - thousand barrels per day

M$ - thousands of pesos

MMcfpd - million cubic feet per day

Tt - thousand tons

(A) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.

(B) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.

(C) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes, paraxylenes.

(D) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile and propylene.

(E) UNIVEX, S.A. ; AGROGEN, S.A. DE C.V ; PRAXAIR MEXICO S.A. DE C.V. ; INTEGRADORA APRODIFER, S.A. DE C.V. ; FERTIREY, S.A. DE C.V.

(F) INDUSTRIAS DERIVADAS DEL ETILENO, S.A. ; GRUPO PRIMEX, S.A. DE C.V. ; POLIOLES, S.A. DE C.V. ; POLICYD, S.A. DE C.V. ; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.

(G)TEREFTALATOS MEXICANOS, S.A. DE C.V. ; RESIRENE, S.A. DE C.V. ; NEGOCIACION ALVI, S.A. DE C.V. ; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V. ; SINTESIS ORGANICAS, S.A. DE C.V.

(H) DOW INTERNACIONAL MEXICANA, S.A. DE C.V. ; NEGOCIACION ALVI, S.A. DE C.V. ; QUIMI-KAO,S.A.DE C.V. ; COMPLEX QUIMICA, S.A. DE C.V.; CLARIANT MEXICO, S.A. DE C.V.

(I) INDUSTRIA QUIMICA DEL ISTMO S.A. DE C.V. ; CONSORCIO GUAL, S.A. DE C.V. ; PRODUCTOS QUIMICOS LA ANITA, S.A. DE C.V. ; ACIDO DE MEXICO, S.A. DE C.V. ; PROQUIVER, S.A. DE C.V.

(J) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT), L Y F DEL CENTRO

Note: The participation percentage of Petrochemicals in the market is considering the period from January to May, 2006.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

EXPORT SALES

CONSOLIDATED

MAIN PRODUCTS	NET SALES			MAIN	
	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (tbd)	1,813	200,381,634			
REFINED PRODUCTS	219	20,113,870			
PETROCHEMICAL PRODUCTS	227	1,366,191			
MARGINAL EFFECT	0	38,354,184			
B-10 EFFECT	0	(94,698)			
TOTAL		260,121,181			

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	293,247,595
TOTAL			0	0	0	0	0	293,247,595

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB   QUARTER: 2   YEAR: 2006

PETRÓLEOS MEXICANOS

INFORMATION OF PROJECTS

CONSOLIDATED

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS, AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETRÓLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	BANCO JPMORGAN, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FERNANDO DE JESUS CANALES CLARIOND
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	fcanales@energia.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. LUIS RAMÍREZ CORZO HERNÁNDEZ
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL

ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA
POSITION:	GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JOSÉ NESTOR GARCÍA REZA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 96 87
FAX:	19 44 86 81
E-MAIL:	ngarcia@dca.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311

CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. HOMERO RICARDO NIÑO DE RIVERA VELA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 8989
FAX:	19 44 3140
E-MAIL:	hnino@dca.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ASSOCIATE MANAGING DIRECTOR OF RELATION WITH INVESTORS
NAME:	LIC. CELINA TORRES URIBE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47
E-MAIL:	ctorresu@dcf.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. ISRAEL HURTADO ACOSTA
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 62 31
FAX:	5000 60 48
E-MAIL:	ihurtado@energia.gob.mx

NAME:	ACCOUNTANT MARÍA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 2 YEAR: 2006

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, JULY 28, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ____________________________
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: August 9, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.